

Avery Singer (b. 1987)

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After reviewing more than 10 others, Masterworks agreed to privately acquire the important Painting at an attractive price, offering it to investors at an approximately 29% discount to our internal, pre-sourcing valuation.

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Initial Offering Price
$1,230,000

Offering Circular
sec.gov

Price Appreciation of Similar Works
40.7%


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Artist Market Sharpe Ratio
(1995-2021)

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Avery Singer
N/A
All Art
0.55
S&P 500
0.56
Speculative Returns
High Risk-Adjusted Returns

99% Progress

SOLD OUT

WHY WE LIKE THIS PAINTING


MASTERWORKS
03:01

- Known for her innovative use of technology and software in the painting process, Avery Singer exploded onto the scene in 2019 when she exhibited at the 58th Venice Biennale at the young age of 32 years old. A year later, she joined Hauser & Wirth, becoming the youngest artist to be represented by the influential mega-gallery.
- In the wake of the aforementioned accolated, Singer's secondary market has seen accelerated and robust growth, with total auction turnover in 2021 in excess of $17.5 million (exclusive of Buyer's Premium) across approximately 20 lots. As of February 20, 2023, the artist's top ten price records at auction have all been set since May 2021, with five of the top ten price records achieved in 2022.
- Executed in 2017, the Painting belongs to an important series of work consisting of seven paintings Singer created for an exhibition titled "Carte Blanche: Days Are Dogs," curated by French artist Camille Henrot at the Palais de Tokyo in Paris.
- As of February 20, 2023, only two examples from the same series as the Painting have sold at auction, including: *Untitled (Saturday Night)* (2017), which sold for $591,000 at Sotheby's, in November 2018, selling at double its presale estimate of $200,000 to $300,000 and *Untitled (Tuesday)* (2017), which sold for $4,498,457 at Christie's, in December 2021 and is currently Singer's second top price record.
- As of February 8, 2023, examples similar in scale and execution to the Painting have sold at auction in excess of $2.9 million, and include: *The Great Muses* (2013), which sold for $2,978,186 at Christie's in November, 2022, and *Dancers Around An Effigy To Modernism* (2013), which sold for $3,123,036 at Christie's in May 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$21,531,302	22

AVERY
SINGER

b. 1987, UNITED STATES

Spray on canvas | 85 × 95 in. (216 × 241 cm.)

Avery Singer is a contemporary American artist who explores the importance of images in an increasingly digital world and uses 3D modeling software to create complex compositions that engage with modern technology while referencing stylistic movements such as Surrealism, Cubism, and Futurism.



$1,230,000

INITIAL OFFERING

40.7%

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic example of Avery Singer's distinctive practice, which explores the deluge of digitized imagery that pervades contemporary consumption with references to art historical precedents. Executed in 2017, the Painting belongs to a series of seven works centered on the days of the week, which Singer created for an exhibition titled "Carte Blanche: Days Are Dogs," curated by French artist Camille Henrot at the Palais de Tokyo in Paris. The exhibition explored notions of authority and social constructs, with Henrot choosing to focus on the universal structure of the weekdays as a unifying theme. The Painting is Singer's interpretation of Sunday, and depicts what appears to be a floral still life, executed in the artist's signature style of using an architectural modeling software to render figures or objects in abstract, geometrical shapes, often in grisaille palettes. The artist frequently references art history within her works, and the reinterpretation of a traditional subject—the still life—using computer technology, reinforces its modernity. The Painting began with an architectural rendering created through a software application called SketchUp, which Singer then transferred by hand onto a canvas via projection and finished by applying paint with an airbrush and the aid of stencils. The laborious process reinforces her belief that "the main goal of an artist is to test, explore, and go beyond the existing boundaries of one's medium." As of February 21, 2023, only two examples from the same series as the Painting have sold at auction, including: *Untitled (Saturday Night)* (2017), which is smaller than the Painting, and sold for $591,000 at Sotheby's, New York, on November 15, 2018, selling almost two times its presale estimate of $200,000 to $300,000 and *Untitled (Tuesday)* (2017), which is the same size as the Painting, and sold for HKD 35,050,000 ($4,498,457) at Christie's, Hong Kong, on December 1, 2021 and is currently Singer's second top price record at auction. As of February 21, 2023, in addition to the aforementioned sale of *Untitled (Tuesday)*, examples similar in scale and execution to the Painting have sold at auction in excess of $2.9 million, and include: *The Great Muses*

AS OF FEBRUARY 21, 2023, AVERY SINGER'S TOP AUCTION RECORDS ARE LED BY: *HAPPENING* (2014), WHICH SOLD FOR $5,253,000 AT SOTHEBY'S, NEW YORK ON MAY 19, 2022, *UNTITLED (TUESDAY)* (2017), WHICH SOLD FOR HKD 35,050,000 ($4,498,457) AT CHRISTIE'S, HONG KONG ON DECEMBER 1, 2021, AND *UNTITLED* (2018), WHICH SOLD FOR $4,144,000 AT PHILLIPS, NEW YORK, ON JUNE 23, 2021.

(2013), which sold for HKD 23,250,000 ($2,978,186) at Christie's, Hong Kong, on November 30, 2022 and "Dancers Around An Effigy To Modernism" (2013), which sold for HKD 24,250,000 ($3,123,036) at Christie's, Hong Kong, on May 24, 2021. The Painting's subject, execution, and scale make it a commercial and desirable work by Avery Singer.

In the wake of the Singer's exhibition of work at the Venice Biennale in 2019 and joining Hauser & Wirth a year later, her secondary market has seen accelerated and robust growth. According to Artprice analytics, the artist's total auction turnover in 2021 was in excess of $17.5 million (exclusive of Buyer's Premium) across approximately 20 lots sold. As of February 21, 2023, her top ten price records at auction have all been set since May 2021, with five of the top ten price records achieved in 2022. Her current top price records are dominated by large-format examples employing her signature use of Google SketchUp, largely executed in a greyscale palette. As of February 21, 2023, Avery Singer's top auction records are led by: *Happening* (2014), which sold for $5,253,000 at Sotheby's, New York on May 19, 2022, *Untitled (Tuesday)* (2017), which sold for HKD 35,050,000 ($4,498,457) at Christie's, Hong Kong on December 1, 2021, and *Untitled* (2018), which sold for $4,144,000 at Phillips, New York, on June 23, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$6.0M
$4.5M
$3.0M
$1.5M
2018
2019
2020
2021
2022

Avery Singer (b. 1987, New York, NY) is a contemporary American artist who explores the importance of images in an increasingly digital world and uses 3D modeling software to create complex compositions that engage with modern technology while referencing stylistic movements such as Surrealism, Cubism, and Futurism. Singer began experimenting with photography, film, and drawing at a young age and studied at the Städelschule in Frankfurt am Main, Germany, and in 2010 received a B.F.A. from the Cooper Union in New York. After graduation, she discovered Google SketchUp, a computer program for designing exhibition spaces and architectural plans, and began using the tool to create experimental digital illustrations. Employing the SketchUp software, Singer would execute an under-drawing and apply acrylic paint to her chosen surface using an airbrush, creating compositions that are both digital and analog. After her first solo show in 2013 at the Berlin-based gallery Kraupa-Tuskany Zeidler, Singer increasingly gained widespread attention and institutional recognition, going on to receive solo presentations at the Kunsthalle Zurich, the Hammer Museum in Los Angeles, the Vienna Secession, and the Museum Ludwig in Cologne, among others. In 2019 she exhibited at the 58th Venice Biennale and a year later she joined Hauser & Wirth, becoming the youngest artist to be represented by the influential mega-gallery. Her work is included in several notable public collections, including the Institute of Contemporary Art in Miami, the Art Institute of Chicago, the Whitney Museum of American Art in New York, and the Stedelijk Museum in Amsterdam. As of February 21, 2023, Singer continues to live and work in New York City.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Avery Singer with the following criteria: examples on canvas, wood or panel executed 2013 to 2018 that measure 60 inches by 60 inches and larger. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the tables, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 40.7% CAGR implied from selected sales occurring from May 16, 2018 to November 30, 2022.